

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2019

Jeffrey Smulyan
Chief Executive Officer
Mediaco Holding Inc.
One Emmis Plaza, One Monument Circle, Suite 700
Indianapolis, Indiana 46204

Re: Mediaco Holding Inc.
Form 10-12b
Exhibit Nos. 10.2, 10.3, 10.5, 10.6, 10.7
Filed September 30, 2019
File No. 001-39029

Dear Mr. Smulyan:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance